EPICUS COMMUNICATIONS GROUP, INC.
1750 Osceola Drive
West Palm Beach, FL 33409



November 7, 2005




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  Epicus Communications Group, Inc.(the "Company")( formally,
Phoenix International Industries, Inc.) Form SB-2, filed 2004-07-15, File No. 333-117392


Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement.

We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We, the Registrant, respectfully request that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions concerning this matter, please contact Thomas Donaldson, VP Epicus Communications Group, Inc. at 561 688 0440.


Thank you for your assistance in this matter.

EPICUS COMMUNICATIONS GROUP, INC.



By: /s/ Gerard Haryman
    -------------------
     Gerard Haryman
     President/CEO